STRASBURGER & PRICE, LLP
720 Congress Avenue, Suite 700
Austin, Texas 78701
512-499-3600
Lee.Polson@strasburger.com

January 11, 2016

VIA EDGAR
and FEDERAL EXPRESS

Jennifer Gowetski
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Rich Uncles REIT, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed January 8, 2016
File No.  333-205684

Dear Ms. Gowetski:

On behalf of our client, Rich Uncles NNN REIT, Inc. (formerly known as Rich Uncles REIT, Inc.), we are responding to your letter dated December 15, 2015, regarding the referenced Amendment No. 2 to Registration Statement on Form S-11.  On December 11, 2015, the Company filed Pre-Effective Amendment No. 3 to its Registration Statement on Form S-1. Amendment No. 3 was not filed in response to any specific comments from the Commission and instead contained changes based on some adjustments to the Company’s plans and contained other revisions to correct some typographical errors and inconsistencies and generally clarify some of the disclosure in the Form S-11.  On January 8, 2016, the Company filed Pre-Effective Amendment No.4 to its Registration Statement on Form S-11. Responses in this letter refer to Amendment No. 4.  We enclose five paper copies of Amendment No. 4, marked to show changes from the Amendment No. 2 to Registration Statement on Form S-11 filing made on November 23, 2015 and keyed to comments.

General

1.	Please revise your filing to include financial statements for the fiscal quarter ended September 30, 2015.

RESPONSE: See Index to Financial Statements. Audited Financial statements for the fiscal quarter ended September 30, 2015 have been included in the prospectus.

Jennifer Gowetski
January 11, 2016

2.	We note your response to comment 1 of our letter dated August 11, 2015. We will continue to monitor your filing for disclosure required by Industry Guide 5.

        RESPONSE: The prior performance table is included as Appendix C to the prospectus.

3.
We note your response to comment 1 of our letter, and your revised disclosure on the cover page under the heading “Suitability Standards.” We further note that your risk factor disclosures state that you are not required to pursue a liquidity event “by a specified date.” Please revise your risk factor disclosures throughout to state that you are not ever required to provide a liquidity event. In addition, please clarify, if true, that there is no public market for your shares.

RESPONSE:  See prospectus cover page and pages i, 2 and 10.  We revised our risk factor disclosures to explicitly state that we are not ever required to provide a liquidity event. We also clarified that there is no public market for our shares.

4.
We note your response to comment 6 of our letter dated August 11, 2015, and your statement that you believe the Repurchase Program is consistent with the relief granted by the Division of Corporate Finance in prior no-action letters. Please advise us supplementally of the specific letter(s) that you believe support your conclusion. We may have further comment.

RESPONSE:  The specific no-action letters that support our conclusion that the Repurchase Program is consistent with the relief granted by the Division of Corporate Finance in prior no-action letters are T REIT Inc. (Letter dated June 4, 2001), Hines Real Estate Investment Trust, Inc. (Letter dated September 7, 2006) and RREEF Property Trust, Inc. (Letter dated January 4, 2013). We believe that the Repurchase Program is consistent with the relief granted by the Division of Corporate Finance in prior no-action letters because of the following facts:

●
Repurchases under the Repurchase Program are limited to the number of shares that may be purchased using the Company’s cash reserves, with funds available under the Company’s lines of credit if any and if any availability, from shares sold during the month shares are submitted for repurchase, and with the amount of net proceeds from the sale of shares under the Company’s dividend reinvestment plan. At the Company’s option, any amount of such funds that are not used to repurchase shares in any given month may be carried over and made available for repurchases in a later month.

●
The terms of the Repurchase Program are disclosed the Prospectus included in the Registration Statement and will be disclosed in any prospectus used for subsequent offerings so long as the Repurchase Program is in existence and will be fully disclosed on the Company’s website.

Jennifer Gowetski
January 11, 2016

●
The Company will report the NAV per share of common stock, which will allow a stockholder to determine the repurchase price per share, in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the SEC. The Company will also provide information about the NAV per share on the Company’s website (such information may be provided by means of a link to the Company’s public filings on the SEC’s website, www.sec.gov).

●
Shares held less than three years will be repurchased at a discount to the most-recently published NAV or, if none,, then $10.00 per share, and may not be repurchased at a price greater than the then-current public offering price of the shares.

●	Purchases will be made on a monthly basis and will be paid in cash on the fifth business day of each month.

●	The Company will not engage in active or widespread solicitation for its shares under the Repurchase Program.

●	Stockholders can tender shares at any time and can withdraw tendered shares at any time prior to the date that is five business day before the repurchase date.

●	The Company will repurchase shares on a pro rata basis each month if the amount of funds available for repurchases is insufficient to satisfy all of the current repurchase requests.

●	The Company does not expect that there will be a trading market for the Company’s common stock, and the Repurchase Program will be terminated if a trading market for the common stock develops.

●
The Company will operate as an open-end investment entity with no pre-established liquidation date, no other established liquidity event and no set timeframe for the listing of its shares on a national securities exchange or for including its shares for quotation in a national securities market.

5.
We note your response to comment 7 of our letter. We further note that your disclosure, including on the cover page and pages 35 and 99, indicates that there is no minimum offering size applicable to this offering. Please revise your disclosure to remove references to a minimum offering size, including on pages 12, 35, 62, and A-10, and in the fee tables starting on pages 3 and 44, or advise us why you believe such disclosure is appropriate.

RESPONSE:  See prospectus pages 12, 35, 63, 99 and F-10.  We revised our disclosures to remove references to a minimum offering size.  The reference to the sale of 5 million shares being sold in the fee tables is not in reference to a minimum offering, but was drafted in response to a prior comment number 15 in a letter dated from you dated August 11, 2015, requesting that the fee table be revised to provide an estimate on the fees expected to be paid in the first year based on our targeted leverage. The current tables reflect our estimate of the fees expected to be paid in the first year based on our targeted leverage.

Jennifer Gowetski
January 11, 2016

Prospectus Summary

Sponsor and Advisor Compensation, page 3

6.
We note your response to comment 5 of our letter. Please revise your disclosure in the fee tables starting on pages 3 and 44 to clarify, if true, that you are presenting the estimated acquisition fees assuming use of your target leverage, or revise your disclosure in these sections to present the estimated acquisition fees assuming you utilize your target leverage.

RESPONSE:  See prospectus pages 3 and 44. The tables on pages 3 and 44 for the heading “Acquisition Fee” have been revised to clarify that the estimated acquisition fees are presented assuming use of our target leverage of 50%.

7.
We note your response to comment 6 of our letter. We continue to believe that you should revise to clarify how distributions to the shareholders may impact the calculation of the subordinated participation interests as it appears fees and reimbursements could be deferred to increase cash flow from operations. Please consider providing an example detailing how this fee will be calculated.

RESPONSE:  See prospectus pages 4 and 45.  Based on a conversation with the Staff, we have revised the prospectus to clarify that the Company will not use the proceeds from sales of the Company’s common stock or borrowed money to pay distributions to its stockholders, including any payment of the 6.5% cumulative, non-compounded return to stockholders (the “Stockholders’ Preferred Return”).

Because Comment 7 addresses the impact that distributions to the stockholders may have on the calculation of the subordinated participation in distributions that may become due to the Advisor (the “Subordinated Participation”), and how fees and reimbursements could be deferred to increase cash flow from operations, we have set forth below a supplemental explanation of the interplay between the Stockholders’ Preferred Return, the Subordinated Participation and any deferral of cash fees owed to the Advisor and Sponsor. We have also included a sample calculation of the Subordinated Participation that would be due to the Advisor if there is an annual increase in NAV per share and the Company makes distributions to its stockholders equal to the Stockholders’ Preferred Return.

As described in the prospectus, the Subordinated Participation is equal to 40% of the annual increase in the Company’s net asset value, or “NAV”, per share calculated annually, each December 31, starting with December 31, 2016, plus 40% of the amount by which distributions to stockholders for the calendar year ending on the calculation date exceed the Stockholders’ Preferred Return (“Excess Distributions”). The Advisor will not be entitled to receive the Subordinated Participation unless there is an increase in NAV per share or Excess Distributions, or both.

Jennifer Gowetski
January 11, 2016

Even if there is an increase in the NAV per share, the Advisor will not be entitled to receive the Subordinated Participation unless the Stockholders’ Preferred Return has been paid. The Stockholders’ Preferred Return will be paid in cash and will be paid only from income from operations (including proceeds of sales of properties).

There may be times when there has been an annual increase in NAV per share and the Company has income from operations that exceeds the Stockholders’ Preferred Return, but, if the Company used its cash to pay fees due to the Advisor and/or Sponsor1, the Company would not have sufficient cash left to make distribution to Stockholders in an amount that equals or exceeds the Stockholders’ Preferred Return.

The Company’s Advisor and Sponsor, at their sole election, may defer reimbursements and fees otherwise due to them. A deferral of any fees or reimbursements owed to the Advisor or Sponsor will have the effect of increasing cash flow from operations for the relevant period and increase the cash available to make distributions to the Company’s stockholders.

As a result of any such deferral, the Company may be able to make distributions to its stockholders in an amount that would equal or exceed the Stockholders’ Preferred Return at a time when, absent such deferral, the Company would not have enough cash available to pay the full amount of the Stockholders’ Preferred Return.

Because payment of the Stockholders’ Preferred Return is a condition that must be satisfied before the Advisor can receive the Subordinated Participation, deferral by the Advisor or Sponsor of any fees or reimbursements owed to them may result in the Subordinated Participation being paid to the Advisor at a time when the Subordinated Participation would otherwise not be paid, if the deferral results in the Company having enough cash available to pay the full amount of the Stockholders’ Preferred Return.

If, based on a December 31 calculation of an increase in annual NAV per share and the making of distributions to stockholders in an amount equal to or in excess of the Stockholders’ Preferred Return, the Advisor would be entitled to receive the Subordinated Participation, then the Subordinated Participation will be paid by January 31 of the subsequent year, and will be paid in the form of the Company’s common stock at the price then being paid by the public to purchase the Company’s common stock (the most recent calculated NAV).

_______________________
1 References to using cash to pay fees due the Advisor and/or Sponsor and deferral of fees by the Advisor and/or Sponsor refer to fees other than the Subordinated Participation, which will be paid, if due, in shares of the Company’s common stock.

Jennifer Gowetski
January 11, 2016

Set forth below is an example hypothetical calculation of the Subordinated Participation as of December 31, 2016. The example is solely for purposes of illustrating the mechanics of how NAV per share will be calculated, the impact of a fee deferral by the Advisor on the NAV per share calculation and, consequently, the ability of the Company to make distributions in an amount necessary to satisfy the Stockholders’ Preferred Return, and the calculation of the Subordinated Participation. The example is not based on the Company’s expectations or projections of actual expected results and is based on implicit assumptions that are not detailed in full in the example.

For the purpose of calculating the Subordinated Participation, the initial NAV per share will be the offering price of $10.00 in the prospectus. Further, for the purpose of calculating any increase in NAV per share used in determining the amount of the Subordinated Participation, only the highest previous price per share at which shares are offered for sale to the public will be used.

Per Share
Initial NAV	$10.00

Stockholders’ Preferred Return	$0.65
(6.5% of $10.00 Offering Price)

Assume that there is an increase in 2016 of the Company’s NAV, such that the NAV per share as of December 31, 2016 is $10.25, before taking into account any fees that may have been deferred by the Advisor and any payment of the Subordinated Participation, and that fees due to the Advisor as of December 31, 2016 are equal to $0.05 per share. The Company would deduct as a liability against NAV the fees due to the Advisor (but not any Subordinated Participation that may become payable) to get a preliminary NAV per share, which would be used to calculate the amount of the Subordinated Participation.

Per Share
NAV as of December 31, 2016	$10.25
(disregarding any deferred fees due the Advisor)
Minus: Deferred Fees due Advisor	($0.05)
Subtotal (Preliminary NAV per Share)	$10.20
Minus: Subordinated Participation (40% of $0.20)	($0.08)
NAV as of December 31, 2016	$10.12

Next, assume that the Company has previously distributed to its stockholders during the course of the year $0.60 per share, such that, if the Company distributes an additional $0.05 per share to its stockholders, it will have distributed to the stockholders an amount equal to the Stockholders’ Preferred Return.

Jennifer Gowetski
January 11, 2016

Assume that the Advisor determines to defer payment of the fees due to the Advisor. By deferring the Company’s need to use its cash to pay the fees due to the Advisor, the Company would have more cash available to distribute to its stockholders, as follows:

Per Share
Cash Previously Distributed to Stockholders	$0.60
(before taking into account the fee deferral)

Cash Available to Distribute to Stockholders as a
Result of Deferral of Fees due Advisor	$0.05

Based on the above, assume that, on or before December 31, 2016, the Company determines to distribute to its stockholders an additional $0.05 per share, which satisfies the Stockholders’ Preferred Return, as follows:

Per Share
Cash Previously Distributed to Stockholders in 2016	$0.60
(before taking into account the fee deferral)
Cash Distribution Declared to Stockholders as a
Result of Deferral of Fees due Advisor	$0.052
Total Distributions to Stockholders	$0.65

Because there has been an annual increase in NAV per share and the Stockholders’ Preferred Return has been paid, the Advisor would be entitled to receive a Subordinated Participation, as calculated above.

Shares would be sold to the public during 2017 at the resulting NAV of $10.12 per share, which reflects the $10.20 per share Preliminary NAV calculated as of December 31, 2016, adjusted for the $0.08 per share dilution represented by the Advisor’s Subordinated Participation.

The Subordinated Participation per share would be multiplied by the number of shares  outstanding at December 31, 2016 to get the total amount of the Subordinated Participation owed to the Advisor. Assuming 5,000,000 shares are outstanding on December 31, 2016, the Subordinated Participation owed to the Advisor would be $400,000. The Subordinated Participation would be paid in shares of common stock in January 2017, at the price per share equal to $10.12 per share price at which shares would be sold to the public during 2017. The Subordinated Participation would result in approximately 39,526 shares being issued to the Advisor. ($400,000/$10.12 per share = 39,525.69 shares)

_______________________
2 Assume that the distribution is declared on or before December 31, 2016, and the obligation to pay this amount has been taken into consideration as a liability in the calculation of the $10.20 NAV per share.

Jennifer Gowetski
January 11, 2016

Any future calculation of the Subordinated Participation will be based on the highest price at which shares were previously offered for sale to the public. Consequently, the next determination of the Advisor’s eligibility to receive a Subordinated Participation after the above example will be based on there being an increase in the calculated annual NAV per share above the high water mark of $10.12 per share. In addition, the Advisor’s right to receive any future Subordinated Participation will be contingent on the Company making distributions to the stockholders in an amount equal to or in excess of the Stockholders’ Preferred Return.

The deferred fees due to the Advisor as of December 31, 2016, would be included as a liability of the Company for purposes of the calculation of the NAV per share as of December 31, 2016, thereby reducing the NAV per share and consequently reducing the amount of the Advisor’s Subordinated Participation, if any. If the deferred fee remains unpaid at the time of any future calculation of NAV per share, it would continue to be included as a liability in the numbers used to make the calculation, likewise reducing the amount of the Advisor’s Subordinated Participation, if any.

Based on the above, the Company believes that the structure of the Subordinated Participation does not allow the Advisor to receive its Subordinated Participation based on making distributions to its stockholders in an amount greater than the Company’s operating income or by making distributions to its stockholders that are funded by giving stockholders a return of capital rather than a return on investment of their capital.

We also note that the Company has made revisions in the prospectus to reflect a change in how the Subordinated Participation is calculated if distributions to stockholders in a year exceed the Stockholders’ Preferred Return. See pages 4 and 45. As described above in this Response, if the Company has made distributions to stockholders in a year in excess of the Stockholders’ Preferred Return, the Subordinated Participation will include an amount equal to 40% of the amount by which distributions to stockholders in that year exceed the Stockholders’ Preferred Return.

The example above is based on the Company making distributions to stockholders in 2016 in an amount exactly equal to the Stockholders’ Preferred Return and does not address the effects of the Company making distributions in excess of the Stockholders’ Preferred Return. We do not believe that adding that element to our example would affect our analysis.

Estimated Use of Proceeds, page 35

8.
We note your statement in footnote 1 to the table on page 35 that you will reimburse your sponsor for all organization and offering expenses to be paid in connection with this offering, including charges of your escrow holder. Please advise us of the role the escrow holder will play in this offering, in light of your disclosure, including on the cover page and pages 35 and 99, indicating that there is no minimum offering size applicable to this offering.

Jennifer Gowetski
January 11, 2016

RESPONSE: See prospectus page 35 and page 4 of Exhibit 10.1. We will not utilize an escrow holder in this offering and we revised our disclosures accordingly.

Management

Executive Officers and Directors, page 37

9.
We note your response to comment 9 of our letter. We continue to believe you should revise your disclosure in this section to state each executive officer’s term of office as officer and the period during which he has served as such. Refer to Item 401(b) of Regulation S-K. Additionally, please revise your disclosure to identify the dates during which each such person held each of the positions described in his respective biography. By way of example only, please identify the positions held by Mr. Desai at Monster Energy and TransWorld Media during the past five years and the dates during which he held such positions.  Refer to Item 401(e) of Regulation S-K.

RESPONSE:  See prospectus pages 37, 38 and 39.  We revised the prospectus accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

10.
We note your disclosure stating that you intend to solicit the shareholders and limited partners of Rich Uncles I to become limited partners in the Operating Partnership in exchange for their ownership interests in Rich Uncles I. Please tell us what, if any, steps you have taken to date to solicit interest or engage the shareholders and limited partners of Rich Uncles I. In addition, please advise us of the exemption from registration applicable to this transaction, and please describe briefly the facts relied upon to conclude that such exemption is available.  We may have further comment.

RESPONSE:  The discussion of Rich Uncles I in our Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to disclose that adding Rich Uncles I’s assets to those of the Operating Partnership would result in the Operating Partnership being able to generate cash flow. We have not yet fully investigated all of the details that would be involved in completing a transaction with Rich Uncles I and are not prepared to make any definitive statement on how any such transaction would be structured or to give any assurances that any proposed transaction would be completed. The Company has not taken any steps to solicit interest or engage the shareholders and limited partners of Rich Uncles I in any transaction that would involve the exchange of their ownership interests in Rich Uncles I for limited partnership interests in the Operating Partnership. If and when the Company determines to solicit the shareholders and limited partners of Rich Uncles I to become limited partners in the Operating Partnership in exchange for their ownership interests in Rich Uncles I, the solicitation will be made in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, if an appropriate exemption is available. If it will assist the Staff in understanding why Rich Uncles I is mentioned in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we can discuss with the Staff the Company’s plans with respect to Rich Uncles I and why the Company believes that no steps have taken been to solicit interest in such plans.

Jennifer Gowetski
January 11, 2016

11.
We note your disclosure in this section indicating that you may use proceeds from this offering to pay down principal indebtedness, “including [y]our acquisition line of credit.” Please revise your disclosure to clarify whether you are currently a party to any line of credit.

RESPONSE: See prospectus pages 5, 64 and 65. We are not utilizing an acquisition line of credit. We revised this disclosure accordingly.

Division of Trading and Markets

12.
We note your response to comment 7 of our letter dated August 11, 2015. Please tell us whether Rich Uncle’s REIT intends to participate in any online auction platforms that match buyers and sellers of shares in non-traded public REITs. If so, please explain to us how such participation is consistent with the Oct. 22, 2007 class exemptive letter.

RESPONSE: The Company does not intend to participate in any online auction platforms that match buyers and sellers of shares in non-traded public REITs.

13.
Please supplementally provide us with detailed explanations of (1) each type of remuneration or reimbursement, and its amount and source, received or to be received by the Company and each associated person and affiliate of the Company, including Hofer, Wirta, the Company’s sponsor and advisor, and each parent company, direct and indirect owner, affiliate, officer, director and employee of the Company’s sponsor and advisor, in connection with the offering, purchases and sales of the Company’s securities, the operation of the Company and its sponsor and advisor, the acquisition, transfer and liquidation of assets and securities held by the Company, and the dissolution and any restructuring of the Company, and (2) the reasons for the receipt of each such type of remuneration or reimbursement, including ownership interests, contracts, arrangements and understandings, and services performed or to be performed. We may have further comment.

RESPONSE  We will respond to this comment supplementally.

In addition to the above changes, we filed certain exhibits with the S-11, Exhibit 4.2 Dividend Reinvestment Plan, Exhibit 5.1 Form of Opinion of Strasburger & Price, LLP re legality, Exhibit 10.1 Advisory Agreement, and Exhibit 23.1 Consent of Strasburger & Price, LLP (included in Exhibit 5.1).

Jennifer Gowetski
January 11, 2016

On behalf of the company, we acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Strasburger & Price, LLP

/s/ Lee Polson
Lee Polson